 Exhibit 99.1

ELBIT IMAGING ANNOUNCES ITS SUBSIDIARY, PLAZA CENTERS, HAS SIGNED
AN AGREEMENT FOR THE SALE OF RESIDENTIAL PLOT IN LODZ, POLAND

Tel Aviv, Israel, June 28, 2016, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today that Plaza Centers N.V. ("Plaza") (LSE:PLAZ), an indirect subsidiary of the Company, has signed an agreement for the sale of a 20,700 sqm plot of land in Lodz, Poland, to a residential developer, for €2.4 million. The conditional agreement will be followed by a transfer agreement which is expected to be signed by the end of August 2016.

On transfer, Plaza will receive an initial payment of €1.04 million, followed by €180,000 in November 2016, €220,000 in December 2016 and a final instalment of €0.96 million in June 2017.

In line with Plaza's stated restructuring plan, 75% of the net cash proceeds from the sale of the plot, will be distributed to Plaza’s bondholders within the quarter following the receipt of each cash portion.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial centers - initiation, construction, and sale of commercial centers and other mixed-use property projects, predominantly in the retail sector, located in Central and Eastern Europe. In certain circumstances and depending on market conditions, the Group operates and manages commercial centers prior to their sale. (ii) Hotel - operation and management of the Radisson hotel Complex in Bucharest, Romania. (iii) Medical industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine. (iv) Plots in India - plots designated for sale initially designated to residential projects.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, a change in market conditions, a decision to deploy the cash for other business opportunities and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2015, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained in our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact

Ron Hadassi

Chairman of the Board of Directors

Tel: +972-3-608-6048

Fax: +972-3-608-6050

ron@elbitimaging.com